Balance Sheet

GRR-ITHM, INC.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
10000 Cash - Wells Fargo	26.84
Total for Bank Accounts	**$26.84**
Accounts Receivable	
Other Current Assets	
Total for Current Assets	**$26.84**
Fixed Assets	
15100 Computers	
17100 Accum Dep - Computers	
Total for Fixed Assets	**0**
Other Assets	
18000 Due TO/FROM Shareholder	75,562.30
Total for Other Assets	**$75,562.30**
Total for Assets	**$75,589.14**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	139,070.85
Total for Accounts Payable	**$139,070.85**
Credit Cards	
Other Current Liabilities	
20075 Cash Payable	20,000.00
20100 Shares Payable	
20200 Wages Payable	34,800.00
Loan Payable - George Sarkis	5,000.00
Total for Other Current Liabilities	**$59,800.00**
Total for Current Liabilities	**$198,870.85**
Long-term Liabilities	
Total for Liabilities	**$198,870.85**
Equity	
32000 Retained Earnings	-1,690,876.45
Net Income	-11,031.99
30000 Opening Balance Equity	7,647.60
30015 Additional Paid in Capital	
33000 Common Stock - Earned	1,393,870.88
33010 Common Stock - Purchased	177,108.25
39000 Owner Draws	
Total for Equity	**-$123,281.71**
Total for Liabilities and Equity	**$75,589.14**